United States securities and exchange commission logo





                              December 20, 2023

       Leah Wald
       Chief Executive Officer
       Valkyrie Bitcoin Fund
       c/o Valkyrie Digital Assets LLC
       320 Seven Springs Way, Suite 250
       Brentwood, TN 37027

                                                        Re: Valkyrie Bitcoin
Fund
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 14,
2023
                                                            File No. 333-252344

       Dear Leah Wald:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. Refer to your response to comment 3. Please revise to describe the AML, KYC and any other procedures
conducted by the Trust, the Sponsor and the Prime Broker.
   2. Refer to your response to comment 28. Please revise to disclose the material terms of each of your material
agreements with the Trust's service providers, including the term of each agreement and the
termination provisions of each agreement.
       Cover Page

   3. Refer to your response to comment 4. Please revise to identify the Seed Capital Investor as a statutory
underwriter here and in the Plan of Distribution section on page 81, and, to
 Leah Wald
FirstName LastNameLeah    Wald
Valkyrie Bitcoin Fund
Comapany20,
December   NameValkyrie
              2023       Bitcoin Fund
December
Page 2    20, 2023 Page 2
FirstName LastName
         the extent that the Seed Capital Investor is an affiliate of the Sponsor, please disclose here and on page 81.
Prospectus Summary
Trust Overview, page 1

4.       Please revise to disclose in your Prospectus Summary, if true, that:
             The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
             The Trust will not utilize leverage or any similar arrangements in seeking to meet its investment objective.
5. Refer to your response to comment 7. Please revise your disclosure in the Prospectus
         Summary to state that Shareholders have no voting rights under the Trust Agreement.
6. We note your revised disclosure on page 1 that "[s]ubject to the Exchange receiving the necessary regulatory approval to permit the [T]rust to create and redeem Shares in-kind
         for bitcoin (the    In-Kind Regulatory Approval   ), the Trust may
also issue Baskets of
         Shares to Authorized Participants on an ongoing basis in exchange for bitcoin." We have the following comments:
             Please revise to clarify here that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind
              Regulatory Approval.
             Please revise to clarify here how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.
             Please revise throughout to remove any detailed discussion of in-kind creations and redemptions. In this regard, we note that the Trust initially only will support in-cash creations and redemptions and it is not known at this time how In-Kind Regulatory
              Approval may impact the structure/mechanics of permissible in-kind creations and redemptions.
             Please confirm your understanding, consistent with the undertaking required by Item
              512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
The Offering
Trust expenses, page 6

7. Refer to your response to comment 12. Please revise your disclosure here to state whether any of the Trust's expenses payable by the Sponsor from the Sponsor's Fee are capped.
         In addition, your disclosure that the Actual Exchange Rate is the "highest exchange rate and lowest fees the Sponsor can find within a reasonable time frame in order to sell
 Leah Wald
FirstName LastNameLeah    Wald
Valkyrie Bitcoin Fund
Comapany20,
December   NameValkyrie
              2023       Bitcoin Fund
December
Page 3    20, 2023 Page 3
FirstName LastName
         bitcoin in exchange for U.S. Dollars" appears inconsistent with your disclosure that "[t]he
         Actual Exchange Rate is the "weighted average of such prices if fulfilled in multiple segments." Please revise for clarity and consistency. Also please revise to clarify, if true, that the prime broker will sell the Trust's bitcoin in connection with Additional Trust
         Expenses.
Risk Factors, page 8

8. Please add a risk factor that addresses the risks related to your Bitcoin Custodian acting in the same capacity for several competing products to the extent material.
9. Refer to your response to comment 15. Please add a risk factor that addresses the existence of bitcoin "whales" and the concentration in bitcoin ownership.
Risk Factors Related to the Bitcoin Network and Bitcoins
If the Bitcoin network is used to facilitate illicit activities, page 19

10. Your disclosure on page 20 that "[w]hen the Trust and the Sponsor, acting on behalf of the
         Trust, sell or deliver, as applicable, bitcoin, they generally do not transact directly with counterparties other than the Authorized Participant or other similarly eligible financial institutions that are subject to federal and state licensing requirements and maintain practices and policies designed to comply with AML and KYC regulations" is inconsistent with your disclosure that all creations and redemptions will be in cash. Similarly, we note your disclosure on page 49 that "[t]he activities of the Trust will be limited to (1) issuing and redeeming Baskets in exchange for cash and bitcoin deposited by the Authorized
         Participants" is inconsistent with your disclosure that all creations and redemptions will be in cash. Please revise your disclosure here and throughout for consistency and clarity.
Risk Factors Related to the Trust and the Shares
If the Custody Agreement is terminated, page 32

11. Please expand this risk factor or add separate risk factors that address the risks associated with insolvency, business failure or interruption, default, failure to perform, security breach or other problems affecting the Bitcoin Custodian, the Cash Custodian and the prime broker. In addition, add a separate risk factor addressing the risks associated with having to replace the Cash Custodian or the prime broker.
Use of the CME CF Bitcoin Reference Rate - New York Variant, page 52

12. Refer to your response to comment 22. Please revise to disclose the Benchmark
         Administrator's procedures if information from one or more of the Constituent Platforms in unavailable during a business day, and disclose the Index's methodology related to forks and Incidental Rights. In addition, we note your revised disclosure on page 55 that
         "[t]he end-of-day bitcoin price is calculated using the Bitcoin Index Price as of 4:00 p.m.
         ET." but that "[t]he NAVs are not officially struck until later in the day (often by 5:30
         p.m. ET and almost always by 8:00 p.m. ET)." Please disclose why the NAV is not
 Leah Wald
Valkyrie Bitcoin Fund
December 20, 2023
Page 4
         officially struck until later in the day, and, to the extent that it is to give the Sponsor or a service provider time to monitor for unusual pricing such that the calculation of NAV may be changed, please identify which service provider monitors for unusual pricing.
13. Please revise to disclose how Shareholders will be notified regarding changes to the
         Constituent Platforms and any other material changes to the Index methodology.
Calculation of NAV, page 55

14. Refer to your response to comment 26. Please revise to disclose whether the Sponsor has any agreements with any third-parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a Secondary Index. If so, please identify the third-parties and the Secondary Index, and describe how the value of bitcoin is calculated by the valuation methods of such third-parties and the Secondary Index. In addition, please revise to disclose the Trustee's fair valuation policies and procedures in the connection with a Fair Value Event.
Intraday Indicative Value, page 55

15. Refer to your response to comments 6 and 27. Please briefly describe how the BRTI is calculated and clarify what you mean by your disclosure on page 55 that "[t]he IIV will be calculated by using the prior day's closing NAV per Share of the Trust as a base." In addition, we note your disclosure that "[t]he BRTI is calculated in real time based on the
         Relevant Order Books of all Constituent Bitcoin Exchanges (as defined below)." Please revise to clarify whether "Constituent Bitcoin Exchanges" and "Index Pricing Sources"
         refers to the Constituent Platforms used to calculate the BRR. Also clarify what you mean by your disclosure that "the NAV uses a 15-minute window" as we note your disclosure that the Index has an observation window between 3:00 p.m. ET and 4:00 p.m. ET and partitions a list of all Relevant Transactions into twelve equally-sized time intervals of five minute length.
The Trust's Financial Statements, page 56

16. We continue to evaluate your response to prior comment 24 and may have further comment.
The Sponsor
Management of the Sponsor, page 59

17. Refer to your response to comment 29. Please revise your disclosure regarding the
FirstName LastNameLeah Wald
       officers and directors of the Sponsor that serve as the principal executive officer and the
Comapany    NameValkyrie
       principal            BitcointoFund
                 financial officer    include the information required by Item
401 of Regulation
       S-K.
December 20, 2023 Page 4
FirstName LastName
 Leah Wald
FirstName LastNameLeah    Wald
Valkyrie Bitcoin Fund
Comapany20,
December   NameValkyrie
              2023       Bitcoin Fund
December
Page 5    20, 2023 Page 5
FirstName LastName
The Prime Broker, page 61

18. Please refer to your response to comment 32. Please disclose whether the Sponsor may direct the prime broker to exchange its assets on a specific Connected Trading Venue.
         Also revise to identify the Connected Trading Venues. In addition, please revise to describe the "certain circumstances" in which the prime broker may suspend or terminate the Custody Agreement, to disclose any other termination provisions and to disclose the term of the agreement.
19. Please revise to disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the prime broker.
Custody of the Trust's Bitcoin, page 64

20. Refer to your response to comments 31 and 32. Please revise to disclose (i) the geographic location of where the Custodian stores the Trust's assets,
(ii) the policy amount
         of Coinbase Global's insurance and the degree to which its policy covers the Trust's assets held by the Custodian and the prime broker, (iii) whether the prime broker also has limitations to its liability regarding the Trust's assets, (iv) the Sponsor's policy regarding the portion of the Trust's assets held by the prime broker,(v) whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks and
(vi) the term and
         termination provisions of the Sponsor's agreement with the Custodian. Creation Procedures, page 66

21. Refer to your response to comment 33. Please revise to provide a detailed discussion of the mechanics of cash creation and cash redemption transactions, including whether the
         Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and cash redemptions.
22. Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
Description of Creation and Redemption of Shares, page 66

23. Please revise to disclose who will purchase or sell the bitcoin, and whether this will be done at the direction of the Trust or the Authorized Participant.
24. Please revise your disclosure to explain who is responsible for the on-chain bitcoin transaction fees, whether relating to creations, redemptions or transfers into or out of the
         Trading Balance.
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FirstName LastNameLeah    Wald
Valkyrie Bitcoin Fund
Comapany20,
December   NameValkyrie
              2023       Bitcoin Fund
December
Page 6    20, 2023 Page 6
FirstName LastName
Determination of Required Deposits, page 67

25. We note your disclosure on page 67 that "[t]he computation of [the Basket Deposit] made by the Administrator as promptly as practicable after 4:00 p.m. ET or at an earlier time set forth in the Authorized Participant Agreement or otherwise provided to all Authorized
         Participants on the date such order is placed in order for the creation of Baskets to be effected based on the NAV of Shares as next determined on such date after receipt of the order in proper form." Please revise to disclose how the Basket Deposit is provided to an
         Authorized Participant prior to 4:00 p.m. ET as we note your disclosure that the BRR used to calculate the Trust's NAV is not calculated until 4:00 p.m. ET and that the Trust's NAV is not officially struck until after 4:00 p.m. ET "(often by 5:30 p.m. ET and almost always by 8:00 p.m. ET)."
Redemption Procedures, page 68

26. Refer to comment 33. We note your disclosure on page 69 that refers to the Distributor.
         Please revise to identify the Distributor and describe the role of Distributor in creations and redemptions.
Suspension of Creation and Redemption Orders, page 69

27. Refer to your response to comment 35. We note your revised disclosure on page 69 that
         "[i]f the Sponsor has difficulty liquidating the Trust   s positions,
e.g., because of a market
         disruption event or an unanticipated delay in the liquidation of a position in an over-the-
         counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified." Please revise the circumstances in which the Trust will have a position in an over-the counter contract. In this regard, we note your disclosure that the prime broker exchanges the Trust's bitcoin for cash and the Trust's cash for bitcoin in connection with creations, redemptions and paying the Trust's expenses.
Governing Law; Consent to Delaware Jurisdiction, page 73

28. Refer to your response to comment 37. We note that the forum selection provision applies to claims under the Securities Act such that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Leah Wald
FirstName LastNameLeah    Wald
Valkyrie Bitcoin Fund
Comapany20,
December   NameValkyrie
              2023       Bitcoin Fund
December
Page 7    20, 2023 Page 7
FirstName LastName
Plan of Distribution, page 81

29. Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets